June 24, 2002




Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Sir/Madam:

     The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of Dobson Communications Corporation for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP.

     We have read the Item 4 included in the Report on Form 8-K, dated June 21, 2002 of Dobson Communications Corporation, to be filed with the Securities and Exchange Commission, and have found no basis for disagreement with the statements contained therein.

                                Very truly yours,



                                /s/ Arthur Andersen LLP